================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ------------------

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ------------------

                                 TOM BROWN, INC.
                                (Name of Issuer)

                             ------------------

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                             Common Stock - 11566020
                                 (CUSIP Number)

                               Barry A. L. Hoffman
                             Deputy General Counsel
                         Union Oil Company of California
                        2141 Rosecrans Avenue, Suite 4000
                              El Segundo, CA 90245
                                 (310) 726-7600
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               ------------------

                                 September 16, 2003
             (Date of Event Which Requires Filing of This Statement)

                               ------------------

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box [ ].

================================================================================
                         (Continued on following pages)
                              (Page 1 of 16 Pages)

                                  SCHEDULE 13D


---------------------------------------------      -----------------------------

       CUSIP No. 11566020                            Page 2 of 16

---------------------------------------------      -----------------------------
--------------------------------------------------------------------------------
  1.    Name of Reporting Person

                    Chicago Carbon Company     36-3657233
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group
                                                             (a)   [x ]
                                                             (b)   [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  3.    SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  4.    Source of Funds

                    Not applicable.  See Item 4.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                                     [X ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  6.    Citizenship or Place of Organization

                    Illinois

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        7.    Sole Voting Power

                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------
Number of Shares        8.    Shared Voting Power
Beneficially
Owned by                                  875,000

                  --------------------------------------------------------------
                  --------------------------------------------------------------
Each Reporting          9.    Sole Dispositive Power
Person With
                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------
                        10.   Shared Dispositive Power

                                          875,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                    875,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
        shares                                                           [   ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

                    2.21%  (1)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

14.     Type of Reporting Person

                    PN

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Based on 39,559,197 shares of common stock, $.10 par value, outstanding as of August 7, 2003, as set forth in the Issuer's Form 10-Q for the quarter ended June 30, 2003.

                                  SCHEDULE 13D


---------------------------------------------        ---------------------------

       CUSIP No. 11566020                                   Page 3 of 16

---------------------------------------------        ---------------------------
--------------------------------------------------------------------------------
  1.    Name of Reporting Person

                    Lemont Carbon, Inc.   94-3103118

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group
                                                                 (a)  [X]

                                                                 (b)  [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  3.    SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  4.    Source of Funds

                    Not applicable.  See Item 4.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                                              [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  6.    Citizenship or Place of Organization

                    Illinois

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        7.    Sole Voting Power

                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------

Number of Shares        8.    Shared Voting Power
Beneficially
Owned by                                  875,000

                  --------------------------------------------------------------

Each Reporting          9.    Sole Dispositive Power
Person With
                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------
                        10.   Shared Dispositive Power

                                          875,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                    875,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                        [  ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

                    2.21% (2)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

14.     Type of Reporting Person

                    CO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(2)  See footnote 1.

                                  SCHEDULE 13D


---------------------------------------------         --------------------------

       CUSIP No. 11566020                                  Page 4 of 16

---------------------------------------------         --------------------------

--------------------------------------------------------------------------------

  1.    Name of Reporting Person

                    Midwest 76, Inc.   94-3091652

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group
                                                                  (a)  [X ]

                                                                  (b)  [  ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  3.    SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  4.    Source of Funds

                    Not applicable.  See Item 4.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                                             [X ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  6.    Citizenship or Place of Organization

                    Delaware

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        7.    Sole Voting Power

                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------
Number of Shares        8.    Shared Voting Power
Beneficially
Owned by                                  875,000

                  --------------------------------------------------------------
                  --------------------------------------------------------------

Each Reporting          9.    Sole Dispositive Power
Person With
                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------
                        10.   Shared Dispositive Power

                                          875,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                    875,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See instructions)                                         [   ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

                    2.21% (3)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
14.     Type of Reporting Person

                    CO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(3) See fottnote 1.

                                  SCHEDULE 13D


---------------------------------------------       ----------------------------

       CUSIP No. 11566020                                   5 of 16

---------------------------------------------       ----------------------------

--------------------------------------------------------------------------------
  1.    Name of Reporting Person

                    Midwest Natural Gas Pipeline Co.   33-0710784

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group
                                                              (a)  [X ]

                                                              (b)  [  ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  4.    Source of Funds

                    Not applicable.  See Item 4.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  5.    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                             [X ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  6.    Citizenship or Place of Organization

                    Delaware

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                        7.    Sole Voting Power

                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------

Number of Shares        8.    Shared Voting Power
Beneficially
Owned by                                  875,000

                  --------------------------------------------------------------
                  --------------------------------------------------------------

Each Reporting          9.    Sole Dispositive Power
Person With
                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------

                        10.   Shared Dispositive Power

                                          875,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                    875,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)                            [   ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

                    2.21% (4)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

14.     Type of Reporting Person

                    CO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(4)  See footnote 1.

                                  SCHEDULE 13D


---------------------------------------------        ---------------------------

       CUSIP No. 11566020                                  Page 6 of 16

---------------------------------------------        ---------------------------

--------------------------------------------------------------------------------

  1.    Name of Reporting Person

                    Union Oil Company of California  95-1315450

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group
                                                              (a)  [X ]
                                                              (b)  [  ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  3.    SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  4.    Source of Funds

                    Not applicable.  See Item 4.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   [X ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  6.    Citizenship or Place of Organization

                    Delaware

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        7.    Sole Voting Power

                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------

Number of Shares        8.    Shared Voting Power
Beneficially
Owned by                                  875,000

                  --------------------------------------------------------------
                  --------------------------------------------------------------

Each Reporting          9.    Sole Dispositive Power
Person With
                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------

                        10.   Shared Dispositive Power

                                          875,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                    875,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                        [   ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

                    2.21% (5)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
14.     Type of Reporting Person

                    CO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(5)  See footnote 1.

                                  SCHEDULE 13D


---------------------------------------------         --------------------------

       CUSIP No. 11566020                                    Page 7 of 16

---------------------------------------------         --------------------------

--------------------------------------------------------------------------------
  1.    Name of Reporting Person

                    Unocal Corporation   95-3825062

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group
                                                               (a)  [X ]

                                                               (b)  [  ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  3.    SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  4.    Source of Funds

                    Not applicable.  See Item 4.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                                             [X ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  6.    Citizenship or Place of Organization

                    Delaware

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        7.    Sole Voting Power

                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------

Number of Shares        8.    Shared Voting Power
Beneficially
Owned by                                  875,000

                  --------------------------------------------------------------
                  --------------------------------------------------------------

Each Reporting          9.    Sole Dispositive Power
Person With
                                          -0-

                  --------------------------------------------------------------
                  --------------------------------------------------------------

                        10.   Shared Dispositive Power

                                          875,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                    875,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                         [   ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

                    2.21% (6)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

14.     Type of Reporting Person

                    CO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(6)  See footnote 1.

Item 1.    Security and Issuer.

     This statement relates to the shares of common stock, par value $0.10 per share (the "Common Stock"), of Tom Brown, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 555 Seventeenth Street, Suite 1850, Denver, Colorado 80202.


Item 2.    Identity and Background.


      (a).  Name:                           Chicago Carbon Company, an Illinois
                                            general partnership with three
                                            general partners that are
                                            wholly-owned subsidiaries of Union
                                            Oil Company of California
                                            ("Chicago").

      (b).  Principal Business:             General partner in a partnership
                                            that is engaged in the business of
                                            refining needle coke.

      (c).  Principal Business Address:     317 West New Avenue, Lemont,
                                            Illinois 60439.


      (a).  Name:                           Lemont Carbon, Inc. a Delaware
                                            corporation, and a general partner
                                            of Chicago with a 14.29% interest
                                            in Chicago, and a wholly-owned
                                            subsidiary of Union Oil Company of
                                            California ("Lemont").

      (b).  Principal Business:             General partner in a partnership
                                            that is engaged in the business of
                                            refining needle coke.

      (c).  Principal Business Address:     2141 Rosecrans Avenue, Suite 4000,
                                            El Segundo, California 90245.


      (a).  Name:                           Midwest 76, Inc., a Delaware
                                            corporation, and a general partner
                                            of Chicago with a 74.18% interest
                                            in Chicago, and a wholly-owned
                                            subsidiary of Union Oil Company of
                                            California ("Midwest 76").

      (b).  Principal Business:             Managing general partner of Chicago
                                            Carbon Company, which is a general
                                            partner in a partnership that is
                                            engaged in the business of refining
                                            needle coke.

      (c).  Principal Business Address:     2141 Rosecrans Avenue, Suite 4000,
                                            El Segundo, California 90245.


      (a).  Name:                           Midwest Natural Gas Pipeline
                                            Company, a Delaware corporation,
                                            and a general partner of Chicago
                                            with a 11.53% interest in Chicago,
                                            and a wholly-owned subsidiary of
                                            Union Oil Company of California
                                            ("Midwest").

      (b).  Principal Business:             General partner of Chicago, which
                                            is a general partner in a
                                            partnership that is engaged in the
                                            business of refining needle coke.

      (c).  Principal Business Address:     2141 Rosecrans Avenue, Suite 4000,
                                            El Segundo, California 90245


      (a).  Name:                           Union Oil Company of California, a
                                            California corporation and a wholly
                                            owned subsidiary of Unocal
                                            Corporation ("Union Oil")

      (b).  Principal Business:             Oil and gas exploration and
                                            production.

      (c).  Principal Business Address:     2141 Rosecrans Avenue, Suite 4000,
                                            El Segundo, California 90245


      (a).  Name:                           Unocal Corporation, a Delaware
                                            corporation ("Unocal")

      (b).  Principal Business:             Oil and gas exploration and
                                            production

      (c).  Principal Business Address:     2141 Rosecrans Avenue, Suite 4000,
                                            El Segundo, California 90245

         Attached as Appendix A is information concerning each partner of Chicago and the executive officers and directors of Lemont, Midwest 76, Midwest, Union and Unocal required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such persons may be deemed, but are not conceded to be, controlling persons of these entities. Collectively, Chicago, Lemont, Midwest 76, Midwest, Union and Unocal are hereinafter referred to as the "Reporting Persons."

         (d) During the past five years, none of the Reporting Persons nor any of the persons referred to in Appendix A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) None of the Reporting Persons nor any of the persons referred to in Appendix A has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years.

         (f) All persons named in Appendix A are citizens of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

      Not applicable.  See Item 4.


Item 4.    Purpose of Transaction.

     On May 1, 2003, the Issuer filed a universal shelf registration statement on Form S-3 (as amended, to date, the "Registration Statement") registering the sale of up to $500,000,000 of debt or equity securities. On July 14, 2003, Chicago gave notice to the Issuer (and such notice was acknowledged by the Issuer) that it desired to include all of the 5,800,000 shares of Common Stock owned by it in the Registration Statement and the Issuer subsequently amended the Registration Statement to provide for the offering of such shares by Chicago. On August 20, 2003, the Security Exchange Commission declared the Registration Statement effective. On September 10, 2003, Chicago entered into an Underwriting Agreement with the Issuer, Chicago and J.P. Morgan Securities Inc., as representative (the "Representative") of the several underwriters listed therein (the "Underwriting Agreement") a copy of which is attached as Exhibit B, whereby Chicago agreed to sell to the Representative up to 4,925,000 shares of Issuer's Common Stock. On September 16, 2003, the transactions contemplated by the Underwriting Agreement were consummated and Chicago sold 4,925,000 shares of Common Stock to the Representative.

     As a result of this sale, Chicago no longer beneficially owns in excess of 5% of the Issuer's outstanding Common Stock and, pursuant to Rules 13d-1 and 13d-2, is no longer required to file any amendments to its Schedule 13D.

Item 5. Interest in the Securities of the Issuer.

      (a) There were 39,559,197 shares of Common Stock outstanding as of August 7, 2003. The Reporting Persons are deemed to be the beneficial owners of 875,000 shares of Common Stock, which constitute approximately 2.21% of the total issued and outstanding Common Stock as of August 7, 2003.

      (b) Chicago is controlled by three general partners - Lemont, Midwest 76 and Midwest - which are wholly owned subsidiaries of Union. Union is a wholly owned subsidiary of Unocal. Therefore, Unocal may be deemed to control Union, Lemont, Midwest 76, Midwest, and Chicago. Thus, the Reporting Persons may be deemed to share voting power and investment power with respect to the Common Stock.

      (c) On September 16, 2003, the Reporting Persons sold 4,925,000 shares of Common Stock of the Issuer and ceased to be beneficial owners of 5% or more of the Common Stock of the Issuer.

      (d) To the best of the knowledge of the Reporting Persons, none of the Reporting Persons nor any person listed on Appendix A beneficially owns any Common Stock of the Issuer except as set forth above. To the best of the knowledge of each reporting Person, no persons other than Chicago has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Not Applicable

Item 7. Material to be Filed as Exhibits.

Exhibit A        Joint Filing Agreement, dated September 17, 2003

Exhibit B        Underwriting Agreement dated September 10, 2003, by and among the Issuer, Chicago and J.P. Morgan as representative of the several underwriters listed therein (incorporated by reference to Exhibit 1.1 of the Issuer's Report on Form 8-K dated
                 September 16, 2003).

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Date:  September 16, 2003


                                CHICAGO CARBON COMPANY

                                By: Midwest 76, Inc.,
                                its Managing General Partner



                                By:             /s/    Darrell D. Chessum
                                   ---------------------------------------------
                                   Name: Darrell D. Chessum
                                   Title: Treasurer


                                LEMONT CARBON, INC.




                                By:              /s/   Darrell D. Chessum
                                   ---------------------------------------------
                                   Name: Darrell D. Chessum
                                   Title: Treasurer


                                MIDWEST 76, INC.


                                By:             /s/    Darrell D. Chessum
                                   ---------------------------------------------
                                   Name: Darrell D. Chessum
                                   Title: Treasurer




                                MIDWEST NATURAL GAS PIPELINE CO.



                                By:              /s/   Richard L.Walton
                                   ---------------------------------------------
                                   Name: Richard L. Walton
                                   Title: Assistant Treasurer


                                UNION OIL COMPANY OF CALIFORNIA



                                By:                /s/    Joe D. Cecil
                                   ---------------------------------------------
                                   Name: Joe D. Cecil
                                   Title: Vice President and Comptroller


                                UNOCAL CORPORATION


                                By:               /s/   Terry G. Dallas
                                   ---------------------------------------------
                                   Name: Terry G. Dallas
                                   Title: Executive Vice President & CFO

                                   APPENDIX A

                     EACH PARTNER OF CHICAGO CARBON COMPANY

The following table sets forth the name, business address and present principal occupation or employment of each partner of Chicago Carbon Company. Unless otherwise indicated below, each such person is a citizen of the United States of America.

Name                              Present Principal Business; Business Address

LeMont Carbon, Inc.               See below

Midwest 76, Inc.                  See below

Midwest Natural Gas Pipeline Co.  See below

  DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF LEMONT CARBON, INC.

The following table sets forth the name, business address and present principal occupation or employment of each executive officer of Lemont Carbon Company, Inc. Unless otherwise indicated below, each such person is a citizen of the United States of America.

Name                Present Principal Occupation or Employment; Business Address

John K. Bassett     Director and President of Lemont Carbon, Inc., General
                    Manager Chicago Carbon Plant of Union Oil Company of
                    California
                    12308 South New Avenue, Lemont, Illinois 60439

Mark A. Smith       Director and Vice President of Lemont Carbon, Inc., Real
                    Estate, Remediation, Mining & Carbon, Vice President of
                    Union Oil Company of California
                    376 South Valencia Avenue, Brea, CA 92823

Patrick S. Glynn    Director of Lemont Carbon, Inc., Superintendent of
                    Operations, Union Oil Company of California
                    376 South Valencia Avenue, Brea, CA 92823


    DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF MIDWEST 76, INC.

The following table sets forth the name, business address and present principal occupation or employment of each executive officer of Midwest 76, Inc. Unless otherwise indicated below, each such person is a citizen of the United States of America.

Name                Present Principal Occupation or Employment; Business Address

John K. Bassett     Director and Vice President of Midwest 76, Inc., General
                    Manager Chicago Carbon Plant of Union Oil Company of
                    California
                    12308 South New Avenue, Lemont, Illinois 60439

Mark A. Smith       Director and President of Midwest 76, Inc., Real Estate,
                    Remediation, Mining & Carbon, Vice President of Union Oil
                    Company of California
                    376 South Valencia Avenue, Brea, CA 92823

James J. Dean       Director and Vice President of  Midwest 76, Inc.,
                    Team Manager, Operations of Union Oil Company of California
                    12308 South New Avenue, Lemont, Illinois 60439

            DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF
                        MIDWEST NATURAL GAS PIPELINE CO.
The following table sets forth the name, business address and present principal occupation or employment of each executive officer of Midwest Natural Gas Pipeline Co. Unless otherwise indicated below, each such person is a citizen of the United States of America.

Name                             Present Principal Occupation or Employment;
                                 Business Address


Joseph A. Blount, Jr.            Director and President of Midwest Natural Gas
                                 Pipeline Co., President Unocal Midstream and
                                 Trade of Union Oil Company of California and
                                 President Unocal Midstream and Trade of Unocal
                                 Corporation 14141 Southwest Fwy, Sugarland,
                                 Texas 77478

John F. Oveson                   Director and Vice President of Midwest Natural
                                 Gas Pipeline Co., Midstream Asset Manager of
                                 Union Oil Company of California
                                 14141 Southwest Fwy, Sugarland, Texas 77478

Christopher Keene                Director and Vice President of Midwest Natural
                                 Gas Pipeline Co., Manager, Midstream
                                 Development of Union Oil Company of California
                                 14141 Southwest Fwy, Sugarland, Texas 77478



            DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF
                         UNION OIL COMPANY OF CALIFORNIA
The following table sets forth the name, business address and present principal occupation or employment of each executive officer of Union Oil Company of California. Unless otherwise indicated below, each such person is a citizen of the United States of America.

Name                             Present Principal Occupation or Employment;
                                 Business Address

Charles R. Williamson            Director, Chief Executive Officer of Union Oil
                                 Company of California
                                 2141 Rosecrans Avenue, Suite 4000,
                                 El Segundo, California 90245

Timothy H. Ling                  Director, President and Chief Operating
                                 Officer of Union Oil Company of California
                                 2141 Rosecrans Avenue, Suite 4000, El Segundo,
                                 California 90245

Terry G. Dallas                  Executive Vice President and Chief Financial
                                 Officer of Union Oil Company of California
                                 2141 Rosecrans Avenue, Suite 4000, El Segundo,
                                 California 90245

Thomas E. Fisher                 Senior Vice President, Commercial Affairs of
                                 Union Oil Company of California
                                 2141 Rosecrans Avenue, Suite 4000,
                                 El Segundo, California 90245

Charles O. Strathman             Vice President and Chief Legal Officer of
                                 Union Oil Company of California
                                 2141 Rosecrans Avenue, Suite 4000,
                                 El Segundo, California 90245

Douglas M. Miller                Vice President, Corporate Development of Union
                                 Oil Company of California
                                 2141 Rosecrans Avenue, Suite 4000,
                                 El Segundo, California 90245

Joe D. Cecil                     Vice President and Comptroller of Union Oil
                                 Company of California
                                 2141 Rosecrans Avenue, Suite 4000,
                                 El Segundo, California 90245




            DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF
                               UNOCAL CORPORATION
The following table sets forth the name, business address and present principal occupation or employment of each executive officer of Unocal Corporation. Unless otherwise indicated below, each such person is a citizen of the United States of America.

Name                              Present Principal Occupation or Employment;
                                  Business Address

Charles R. Williamson             Director, Chief Executive Officer of Unocal
                                  Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Timothy H. Ling                   Director, President and Chief Operating
                                  Officer of Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Terry G. Dallas                   Executive Vice President and Chief Financial
                                  Officer of Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Thomas E. Fisher                  Senior Vice President, Commercial Affairs
                                  of Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Charles O. Strathman              Vice President and Chief Legal Officer of
                                  Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Douglas M. Miller                 Vice President, Corporate Development of
                                  Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Joe D. Cecil                      Vice President and Comptroller of
                                  Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

John W. Creighton, Jr.            Director, Vice Chairman of Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

John W. Amerman                   Director of Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

James W. Crownover                Director of Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Frank C. Herringer                Director of Unocal Corporation, Chairman and
                                  Director of Transamerica Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Ferrell P. McClean                Director of Unocal Corporation
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Donald B. Rice                    Director of Unocal Corporation, Chairman,
                                  President and Chief Executive Officer of
                                  Agensys, Inc.
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Kevin W. Sharer                   Director of Unocal Corporation, Chairman,
                                  Chief Executive Officer and President of
                                  Amgen Inc.
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

Marina v.N. Whitman               Director of Unocal Corporation, Professor of
                                  business administration and public policy at University of Michigan
                                  2141 Rosecrans Avenue, Suite 4000,
                                  El Segundo, California 90245

                                                                    EXHIBIT A


                   Agreement re Joint Filing of Schedule 13D

                       ---------------------------------

         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the statement dated September 17, 2003, containing the information required by Schedule 13D, for the 875,000 Shares of the Common Stock of Tom Brown, Inc. held by Chicago Carbon Company.


Date:  September 17, 2003




                                   CHICAGO CARBON COMPANY

                                   By:   Midwest 76, Inc.,
                                         its Managing General Partner




                                   By:     /s/ Darrell D. Chessum
                                        ---------------------------------------
                                        Name:  Darrell D. Chessum
                                        Title: Treasurer





                                   LEMONT CARBON, INC.




                                   By:     /s/ Darrell D. Chessum
                                        ---------------------------------------
                                        Name:  Darrell D. Chessum
                                        Title: Treasurer






                                   MIDWEST 76, INC.




                                   By:     /s/ Darrell D. Chessum
                                        ---------------------------------------
                                        Name:  Darrell D. Chessum
                                        Title: Treasurer


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                                   MIDWEST NATURAL GAS PIPELINE CO.




                                   By:     /s/ Richard L. Walton
                                        ---------------------------------------
                                        Name:  Richard L. Walton
                                        Title: Assistant Treasurer





                                   UNION OIL COMPANY OF CALIFORNIA




                                   By:     /s/ Joe D. Cecil
                                        ---------------------------------------
                                        Name:  Joe D. Cecil
                                        Title: Vice President and Comptroller





                                   UNOCAL CORPORATION




                                   By:     /s/ Terry G. Dallas
                                        ---------------------------------------
                                        Name:  Terry G. Dallas
                                        Title: Executive Vice President and CFO


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